05055464

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, Inc.	0001060764
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 19, 2005, Series INABS 2005-B	333-120706

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 19, 2005

INDYMAC ABS, INC.

By: ____________________
Name: **Isaac Carrillo**
Title: **Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Summary Statistics
Number/of/Mortgage/Loans: 3,089
Aggregate/Cut-off/Date/Principal/Balance ($): 634,724,288
Average/Current/Balance: 205,479
Weighted/Average/Gross/Interest/Rate (%): 7.165
Weighted/Average/Gross/Interest/Rate (%): 6.655
Weighted/Average/FICO/Score: 633
Weighted/Average/Original/LTV: 77.20
Weighted/Average/Remaining/Term/(months): 357
Weighted/Average/Seasoning (months): 2
Weighted/Average/Months/Next/Rate/Adjustment: 24
Weighted/Average/Gross/Margin: 5.50
Weighted/Average/Initial/Rate/Cap: 2.99
Weighted/Average/Periodic/Rate/Cap: 1.02
Weighted/Average/Gross/Maximum/Lifetime/Rate: 13.49
Weighted/Average/Gross/Minimum/Lifetime/Rate: 5.52
% Interest Only Loans: 24.97

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
50,000 or Less	151	5,956,213	0.94	39,445.12	9.129	77.46	600	70.48	34.31
50,000 - 100,000	455	35,552,146	5.60	78,136.58	8.427	77.12	603	64.13	36.97
100,001 - 150,000	581	72,482,055	11.42	124,753.97	7.898	78.17	609	65.94	38.55
150,001 - 200,000	578	101,335,640	15.97	175,321.18	7.483	75.71	615	63.77	39.25
200,001 - 250,000	418	94,282,490	14.85	225,556.20	7.143	77.31	633	56.20	40.17
250,001 - 300,000	297	81,946,017	12.91	275,912.52	6.988	77.45	633	56.66	40.67
300,001 - 350,000	206	66,979,801	10.55	325,144.67	6.851	79.45	638	46.46	40.68
350,001 - 400,000	181	68,473,215	10.79	378,305.06	6.885	80.78	641	43.56	41.06
400,001 - 450,000	90	38,523,547	6.07	428,039.41	6.414	77.29	660	56.26	38.97
450,001 - 500,000	86	41,014,733	6.46	476,915.50	6.167	73.79	673	58.17	37.73
500,001 - 550,000	17	8,997,143	1.42	529,243.69	6.649	71.23	678	58.95	42.79
550,001 - 600,000	10	5,776,225	0.91	577,622.47	6.510	77.28	661	69.83	41.93
600,001 - 650,000	11	7,005,485	1.10	636,862.29	6.620	66.91	673	63.52	34.48
650,001 - 700,000	3	1,978,923	0.31	659,640.95	6.917	69.14	679	66.65	38.88
700,001 - 750,000	1	749,429	0.12	749,429.32	7.375	79.20	682	100.00	21.54
800,001 - 850,000	1	822,342	0.13	822,341.63	5.625	53.23	690	100.00	53.09
850,001 - 900,000	1	872,000	0.14	872,000.00	7.500	68.66	658	100.00	49.82
950,001 - 1,000,000	2	1,976,884	0.31	988,442.13	6.251	56.85	710	100.00	22.73
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
3.501 - 4.000	2	609,888	0.10	304,944.12	4.000	70.99	721	100.00	30.87
4.001 - 4.500	23	6,972,709	1.10	303,161.27	4.442	59.34	741	100.00	41.93
4.501 - 5.000	119	37,287,644	5.87	313,341.55	4.780	60.64	739	91.00	35.61
5.001 - 5.500	125	35,945,331	5.66	287,562.64	5.343	70.25	704	69.25	37.85
5.501 - 6.000	176	50,906,632	8.02	289,242.23	5.817	75.41	663	73.14	39.80
6.001 - 6.500	340	84,156,092	13.26	247,517.92	6.347	78.59	640	57.55	40.72
6.501 - 7.000	470	107,800,744	16.98	229,363.29	6.823	80.90	635	53.66	40.43
7.001 - 7.500	502	102,832,659	16.20	204,845.93	7.332	80.62	622	53.21	40.11
7.501 - 8.000	392	69,807,811	11.00	178,081.15	7.802	80.52	618	44.91	39.11
8.001 - 8.500	263	43,812,089	6.90	166,585.89	8.312	81.41	601	43.07	38.61
8.501 - 9.000	245	37,092,685	5.84	151,398.72	8.789	82.91	597	38.19	38.97
9.001 - 9.500	123	17,909,483	2.82	145,605.55	9.275	76.51	565	51.42	40.31
9.501 - 10.000	86	10,673,470	1.68	124,110.12	9.787	70.19	564	66.97	40.62
10.001 - 10.500	59	8,438,738	1.33	143,029.46	10.317	69.08	558	52.72	41.41
10.501 - 11.000	60	8,472,944	1.33	141,215.73	10.817	64.94	532	74.39	37.02
11.001 - 11.500	47	6,009,815	0.95	127,868.40	11.323	64.90	529	75.43	38.40
11.501 - 12.000	35	3,850,984	0.61	110,028.11	11.771	63.79	525	63.08	38.40
12.001 - 12.500	13	1,331,999	0.21	102,461.49	12.269	67.30	520	88.33	41.76
12.501 - 13.000	7	621,245	0.10	88,749.25	12.705	64.38	519	59.83	41.76
13.001 - 13.500	1	127,500	0.02	127,500.00	13.500	75.00	556	100.00	41.10
13.501 - 14.000	1	63,825	0.01	63,825.00	13.750	75.00	510	100.00	27.87
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
NA	2	211,957	0.03	105,978.33	8.243	88.68	0	100.00	41.53
500 or less	9	1,488,412	0.23	165,379.08	9.457	64.91	500	72.01	40.51
500 - 520	155	23,547,299	3.71	151,918.06	9.811	69.22	510	62.61	41.09
521 - 540	183	29,502,397	4.65	161,215.28	9.264	71.58	531	73.99	40.66
541 - 560	209	36,286,623	5.72	173,620.21	8.370	72.69	551	71.66	39.09
561 - 580	221	40,648,837	6.40	183,931.39	7.834	77.71	571	66.56	40.55
581 - 600	432	74,953,155	11.81	173,502.67	7.227	79.24	590	77.95	39.87
601 - 620	433	88,207,059	13.90	203,711.45	7.143	80.10	611	61.48	39.62
621 - 640	357	74,011,952	11.66	207,316.39	7.052	81.90	630	57.36	40.55
641 - 660	350	78,495,627	12.37	224,273.22	6.999	81.46	650	34.61	40.34
661 - 680	206	46,909,927	7.39	227,718.09	6.918	81.47	670	31.34	40.10
681 - 700	143	34,354,688	5.41	240,242.57	6.572	76.81	690	42.47	38.75
701 - 720	108	27,994,771	4.41	259,210.84	6.304	75.36	710	40.28	39.17
721 - 740	91	24,074,173	3.79	264,551.35	5.775	70.98	731	58.18	38.00
741 - 760	72	19,223,734	3.03	266,996.30	5.754	69.73	751	55.68	37.03
761 - 780	61	20,128,697	3.17	329,978.64	5.389	65.28	770	71.13	34.19
781 - 800	40	10,595,600	1.67	264,890.01	5.306	66.64	789	84.90	36.58
801 - 820	17	4,089,379	0.64	240,551.73	5.179	60.54	807	74.72	30.45
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Lien Status	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
1st Lien	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
50 or below	161	30,896,176	4.87	191,901.72	6.421	40.97	662	68.80	34.34
50.01 - 55.00	85	16,732,730	2.64	196,855.65	7.430	52.56	624	49.02	38.91
55.01 - 60.00	97	22,977,826	3.62	236,884.81	6.577	57.84	659	60.77	37.46
60.01 - 65.00	144	34,922,758	5.50	242,519.15	6.808	63.26	652	74.35	38.21
65.01 - 70.00	257	49,215,879	7.75	191,501.47	8.125	69.02	606	65.64	38.75
70.01 - 75.00	178	41,628,542	6.56	233,868.21	7.222	73.83	617	58.35	41.50
75.01 - 80.00	1,188	241,869,724	38.11	203,594.04	6.945	79.67	637	55.72	40.10
80.01 - 85.00	246	53,308,490	8.40	216,701.18	7.138	84.33	617	56.13	39.96
85.01 - 90.00	502	99,807,168	15.72	198,819.06	7.423	89.56	629	48.08	39.64
90.01 - 95.00	176	35,318,990	5.56	200,676.08	7.545	94.59	632	56.53	40.56
95.01 - 100.00	55	8,046,005	1.27	146,290.99	8.445	99.95	643	77.29	41.02
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Full Documentation	1,864	364,837,324	57.48	195,728.18	6.972	76.25	626	100.00	39.40
Stated Documentation	1,152	252,693,454	39.81	219,351.96	7.479	78.64	641	0.00	40.05
Limited	65	14,491,139	2.28	222,940.60	6.991	79.80	639	0.00	35.37
Fast Forward	8	. 2,702,371	0.43	337,796.38	4.807	57.62	773	0.00	29.95
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Refinance - Cashout	1,820	389,332,956	61.34	213,919.21	7.180	75.00	624	61.13	39.58
Purchase	1,145	218,500,003	34.42	190,829.70	7.167	81.68	646	50.22	39.79
Refinance - Rate Term	124	26,891,329	4.24	216,865.56	6.935	72.71	655	63.67	36.60
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Primary	2,818	594,579,227	93.68	210,993.34	7.109	76.95	631	59.21	39.84
Non-Owner Occupied	238	32,523,191	5.12	136,652.06	7.988	81.23	667	30.69	33.53
Second Home	33	7,621,870	1.20	230,965.76	8.003	79.70	634	36.50	41.10
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Single Family Residence	2,330	465,151,125	73.28	199,635.68	7.157	76.72	631	60.09	39.15
Planned Unit Development	281	62,964,126	9.92	224,071.62	7.149	80.39	627	58.85	40.51
2-4 Family	204	54,385,891	8.57	266,597.50	7.133	75.05	654	37.17	40.90
Condo	194	36,253,581	5.71	186,874.13	7.241	79.98	636	57.40	40.83
Townhouse	51	8,210,983	1.29	160,999.66	7.587	77.99	623	47.70	38.87
Condo - High Rise >8 floors	29	7,758,583	1.22	267,537.34	7.186	81.51	658	43.24	39.24
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
181 - 240	33	6,364,241	1.00	192,855.78	5.700	58.61	700	60.04	32.61
301 - 360	3,056	628,360,047	99.00	205,615.20	7.180	77.39	632	57.45	39.60
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed - 15 Year	33	6,364,241	1.00	192,855.78	5.700	58.61	700	60.04	32.61
Fixed - 30 Year	495	119,303,382	18.80	241,016.93	5.990	68.05	685	72.34	37.85
Fixed - 30 Year IO	5	1,788,115	0.28	357,623.02	6.147	75.69	680	50.57	36.77
ARM - 2 Year/6 Month	1,787	327,687,076	51.63	183,372.73	7.688	78.44	617	50.08	39.54
ARM - 3 Year/6 Month	53	11,908,783	1.88	224,694.03	7.233	76.46	591	52.40	39.89
ARM - 5 Year/6 Month	9	1,638,184	0.26	182,020.40	6.979	79.56	633	84.66	41.09
ARM - 3 Year/1 Year	42	8,226,854	1.30	195,877.48	8.065	76.14	585	48.69	40.80
ARM - 5 Year/1 Year	2	407,659	0.06	203,829.45	6.384	78.75	607	46.47	44.61
ARM - 7 Year/1 Year	1	387,744	0.06	387,743.64	5.250	55.79	744	100.00	29.06
ARM - 7 Year/6 Month	1	314,639	0.05	314,638.69	5.250	70.00	625	0.00	35.14
ARM - 10 Year/6 Month	1	245,000	0.04	245,000.00	6.000	80.00	583	100.00	41.46
ARM - 2 Year/6 Month IO	616	145,364,300	22.90	235,981.01	7.021	82.49	630	61.10	41.00
ARM - 3 Year/6 Month IO	37	9,447,786	1.49	255,345.58	6.784	84.05	622	72.00	40.64
ARM - 5 Year/6 Month IO	5	1,061,400	0.17	212,280.00	5.922	73.76	624	100.00	43.03
ARM - 3 Year/1 Year IO	1	300,000	0.05	300,000.00	7.000	84.51	629	100.00	44.50
ARM - 5 Year/1 Year IO	1	279,125	0.04	279,125.00	6.500	79.75	635	100.00	37.83
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Interest Only Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
0	2,423	476,238,561	75.03	196,549.14	7.224	75.46	634	55.95	39.06
24	584	136,197,731	21.46	233,215.29	7.054	82.26	632	60.29	41.05
36	36	9,056,286	1.43	251,563.51	6.791	83.79	621	70.79	40.73
60	10	2,352,525	0.37	235,252.50	6.357	77.73	615	100.00	41.74
120	36	10,879,184	1.71	302,199.57	6.450	84.64	624	69.22	39.69
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
0	684	145,276,350	22.89	212,392.32	7.739	77.94	625	55.64	39.27
12	118	26,447,394	4.17	224,130.45	7.394	77.57	612	65.37	40.76
24	1,588	301,735,289	47.54	190,009.63	7.369	79.86	618	53.30	40.03
36	699	161,265,255	25.41	230,708.52	6.229	71.51	671	65.66	38.62
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed Rate Loans	533	127,455,737	20.08	239,128.96	5.977	67.68	686	71.42	37.58
1.500	1	358,649	0.06	358,649.13	6.350	75.00	528	100.00	50.39
2.000	40	11,595,158	1.83	289,878.94	6.528	85.16	612	72.61	40.57
3.000	2,496	491,408,593	77.42	196,878.44	7.494	79.49	620	53.30	40.00
5.000	19	3,906,150	0.62	205,586.83	6.416	76.63	635	79.93	39.41
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed Rate Loans	533	127,455,737	20.08	239,128.96	5.977	67.68	686	71.42	37.58
1.000	2,504	496,570,090	78.23	198,310.74	7.459	79.67	620	53.91	40.00
1.500	3	869,440	0.14	289,813.34	6.374	76.74	547	81.64	43.02
2.000	49	9,829,020	1.55	200,592.25	7.767	75.78	593	54.84	40.94
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed Rate Loans	533	127,455,737	20.08	239,128.96	5.977	67.68	686	71.42	37.58
<= 3.500	7	1,902,537	0.30	271,791.07	5.531	77.96	644	71.99	37.60
3.501 - 4.000	2	478,964	0.08	239,481.96	5.236	71.76	657	100.00	48.62
4.001 - 4.500	59	15,830,915	2.49	268,320.60	6.340	87.19	623	100.00	40.97
4.501 - 5.000	520	135,829,241	21.40	261,210.08	6.924	81.73	632	41.78	40.14
5.001 - 5.500	901	174,679,889	27.52	193,873.35	7.147	81.25	624	61.92	40.44
5.501 - 6.000	549	106,543,981	16.79	194,069.18	7.615	78.93	624	42.69	39.53
6.001 - 6.500	209	26,531,104	4.18	126,943.08	8.241	78.10	614	39.53	37.86
6.501 - 7.000	157	28,183,966	4.44	179,515.71	9.673	67.43	561	74.32	40.57
7.001 - 7.500	127	15,177,522	2.39	119,508.04	10.386	66.47	555	84.24	39.18
7.501 - 8.000	19	1,583,340	0.25	83,333.67	11.399	62.94	532	71.61	39.13
8.001 - 8.500	5	450,391	0.07	90,078.15	10.088	49.64	521	64.56	43.39
9.001 - 9.500	1	76,700	0.01	76,700.00	11.500	65.00	502	100.00	42.30
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed Rate Loans	533	127,455,737	20.08	239,128.96	5.977	67.68	686	71.42	37.58
<= 12.500	463	119,008,325	18.75	257,037.42	6.036	78.76	651	64.19	40.68
12.501 - 13.000	411	94,035,025	14.82	228,795.68	6.796	81.27	634	55.81	40.71
13.001 - 13.500	464	97,952,116	15.43	211,103.70	7.299	80.92	623	52.91	40.02
13.501 - 14.000	369	67,052,482	10.56	181,714.04	7.772	80.89	619	43.76	39.08
14.001 - 14.500	241	41,662,461	6.56	172,873.28	8.277	82.37	601	44.19	39.04
14.501 - 15.000	218	33,827,938	5.33	155,174.03	8.763	83.08	595	37.48	39.12
15.001 - 15.500	107	15,822,107	2.49	147,870.16	9.261	76.59	565	47.31	40.54
15.501 - 16.000	78	10,200,882	1.61	130,780.53	9.722	70.65	566	67.54	40.48
16.001 - 16.500	54	8,238,062	1.30	152,556.70	10.318	68.88	558	51.92	41.45
16.501 - 17.000	57	8,305,044	1.31	145,702.53	10.818	65.04	530	73.87	37.24
17.001 - 17.500	41	5,454,147	0.86	133,027.99	11.334	64.71	529	73.48	38.21
17.501 - 18.000	34	3,790,002	0.60	111,470.64	11.769	64.17	526	62.49	38.63
18.001 - 18.500	10	1,107,389	0.17	110,738.93	12.282	70.13	519	85.96	43.42
18.501 - 19.000	7	621,245	0.10	88,749.25	12.705	64.38	519	59.83	41.76
19.001 - 19.500	1	127,500	0.02	127,500.00	13.500	75.00	556	100.00	41.10
19.501 - 20.000	1	63,825	0.01	63,825.00	13.750	75.00	510	100.00	27.87
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed Rate Loans	533	127,455,737	20.08	239,128.96	5.977	67.68	686	71.42	37.58
<=5.000	575	151,041,505	23.80	262,680.88	6.823	82.15	632	48.41	40.17
5.001 - 5.500	893	173,490,288	27.33	194,278.04	7.153	81.24	624	61.85	40.47
5.501 - 6.000	551	106,948,660	16.85	194,099.20	7.610	79.02	624	42.75	39.57
6.001 - 6.500	212	27,486,171	4.33	129,651.75	8.145	78.65	614	40.62	38.03
6.501 - 7.000	159	28,277,177	4.46	177,843.88	9.573	67.69	563	74.10	40.40
7.001 - 7.500	124	15,333,014	2.42	123,653.34	10.238	67.52	555	83.56	39.08
7.501 - 8.000	28	2,968,835	0.47	106,029.82	10.326	66.49	560	59.64	40.63
8.001 - 8.500	7	755,719	0.12	107,959.92	10.582	57.87	518	78.88	40.95
8.501 - 9.000	5	761,811	0.12	152,362.27	10.111	72.85	570	21.78	41.40
9.001 - 9.500	1	76,700	0.01	76,700.00	11.500	65.00	502	100.00	42.30
9.501 - 10.000	1	128,669	0.02	128,668.87	12.750	78.00	527	100.00	42.94
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Next Rate Adjustment Dates (ARMs)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
Fixed Rate Loans	533	127,455,737	20.08	239,128.96	5.977	67.68	686	71.42	37.58
September 2006	1	240,410	0.04	240,410.44	11.125	70.00	505	0.00	47.11
October 2006	2	548,477	0.09	274,238.46	7.332	90.27	571	65.64	41.99
November 2006	12	3,541,609	0.56	295,134.07	6.907	86.58	612	47.94	40.95
December 2006	39	10,663,312	1.68	273,418.26	6.383	86.18	618	77.80	39.71
January 2007	109	28,114,411	4.43	257,930.38	6.817	84.01	627	54.91	40.46
February 2007	69	16,524,446	2.60	239,484.73	6.848	86.88	641	57.40	41.36
March 2007	59	12,469,282	1.96	211,343.76	6.928	83.74	608	76.69	43.21
April 2007	260	48,726,559	7.68	187,409.84	7.515	84.49	611	55.66	40.74
May 2007	776	143,739,596	22.65	185,231.44	7.616	78.13	621	49.42	40.48
June 2007	1,076	208,483,275	32.85	193,757.69	7.619	77.77	622	52.72	39.10
September 2007	1	125,457	0.02	125,457.00	5.250	95.00	606	100.00	48.12
October 2007	1	142,800	0.02	142,799.98	6.625	85.00	591	100.00	42.59
November 2007	4	1,355,269	0.21	338,817.29	6.970	82.08	607	22.14	41.84
December 2007	7	2,029,425	0.32	289,917.88	6.323	90.05	619	65.04	41.81
January 2008	9	2,817,453	0.44	313,050.37	7.029	87.67	600	58.99	38.43
February 2008	5	1,644,151	0.26	328,830.17	6.942	85.73	606	75.78	37.52
March 2008	6	1,254,211	0.20	209,035.14	6.396	84.38	594	87.28	39.73
April 2008	10	2,644,096	0.42	264,409.60	6.999	82.38	613	63.19	42.08
May 2008	40	7,041,985	1.11	176,049.62	7.692	73.93	599	52.00	38.76
June 2008	50	10,828,577	1.71	216,571.54	7.654	74.44	592	56.56	41.58
June 2009	1	228,000	0.04	228,000.00	5.250	87.02	610	100.00	33.39
February 2010	1	305,000	0.05	305,000.00	5.300	60.16	666	100.00	51.50
April 2010	1	189,456	0.03	189,456.34	6.250	77.31	579	100.00	45.40
May 2010	6	1,204,711	0.19	200,785.19	6.630	79.94	659	81.89	40.29
June 2010	8	1,459,200	0.23	182,400.00	6.956	78.02	602	82.78	41.99
December 2012	2	702,382	0.11	351,191.17	5.250	62.16	691	55.20	31.78
November 2014	1	245,000	0.04	245,000.00	6.000	80.00	583	100.00	41.46
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Average Current Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV	Weighted Average FICO Score	% Full Doc Loans	Weighted Average DTI (%)
New York	405	121,856,461	19.20	300,880.15	6.177	71.37	668	60.74	39.15
California	365	106,169,044	16.73	290,874.09	6.943	77.62	633	47.06	41.08
New Jersey	269	67,622,668	10.65	251,385.38	6.804	72.76	652	63.02	40.08
Florida	302	56,025,145	8.83	185,513.73	7.602	80.58	625	50.02	38.61
Maryland	175	36,667,292	5.78	209,527.38	7.217	78.09	614	54.38	38.93
Virginia	132	29,563,201	4.66	223,963.65	7.119	80.27	636	57.04	40.58
Georgia	167	25,963,014	4.09	155,467.15	7.397	83.51	619	63.55	38.12
Illinois	105	21,653,141	3.41	206,220.39	7.625	82.65	622	56.79	39.87
Massachusetts	58	12,963,602	2.04	223,510.39	8.193	75.77	598	61.38	42.04
Texas	110	12,858,416	2.03	116,894.69	8.113	80.89	617	58.13	39.31
Colorado	62	11,497,123	1.81	185,437.47	7.398	81.75	620	59.59	43.32
Arizona	59	9,780,832	1.54	165,776.81	7.737	81.17	622	51.65	37.54
Pennsylvania	76	9,432,119	1.49	124,106.82	8.078	80.84	610	68.77	38.65
Michigan	78	9,318,143	1.47	119,463.37	8.206	82.36	609	55.27	40.27
Nevada	42	8,978,528	1.41	213,774.47	7.425	77.71	608	65.72	39.06
Other	684	94,375,559	14.87	137,975.96	7.937	78.95	608	63.31	38.13
Total:	3,089	634,724,288	100.00	205,478.89	7.165	77.20	633	57.48	39.53